Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181498

Prospectus

948,378 Shares of Common Stock

This prospectus relates to the sale of an aggregate of 948,378 shares of our common stock, $0.001 par value per share, issuable upon the exercise of certain warrants held by the selling stockholders identified in this prospectus, including their transferees, pledgees, donees or successors. The selling stockholders may sell the common stock from time to time in public transactions or in privately negotiated transactions, without limitation, through any means described in the section hereof entitled “Plan of Distribution”, at market prices prevailing at the time of sale or at negotiated prices. The timing and amount of any sale are within the sole discretion of the selling stockholders. We will not receive any proceeds from the sale of shares registered under this prospectus.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering. We are paying the cost of registering the shares of our common stock covered by this prospectus as well as various other related expenses. The selling stockholders are responsible for all selling commissions, transfer taxes and other costs related to the offer and sale of their shares of our common stock.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “VTUS”. On May 25, 2012, the closing sale price for our common stock was $10.24.

You should read this prospectus and any prospectus supplement carefully before you invest. See “Where You Can Find More Information” for more information.

Investing in our stock involves a high degree of risk. See “Risk Factors” on page 9 for information that should be considered by prospective investors.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 29, 2012.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should carefully read the whole prospectus, including the section entitled “Risk Factors” beginning on page 9 and our financial statements and related notes thereto incorporated by reference herein.

Overview

We are a development-stage specialty pharmaceutical company currently focused on the development of late-stage prescription drugs for gastrointestinal disorders, specifically hemorrhoidal disease, anal fissures and fecal incontinence. Major pharmaceutical progress has been made in the gastrointestinal therapeutic areas of gastroesophageal reflux, peptic ulcer disease and inflammatory bowel disease. However, many major gastrointestinal disorders still lack medical treatments. We are pursuing treatments for three of the 10 most prevalent gastrointestinal disorders in the U.S. We estimate that the patient population of these three disorders is almost 30.0 million people in the U.S., based on the data we cite for each indication in this report.

We are not aware of any prescription drug treatments for hemorrhoids or fecal incontinence that have been approved by the U.S. Food and Drug Administration, or FDA, for these indications, yet there currently are approximately 21.7 million Americans suffering from symptomatic hemorrhoids in the past year, and approximately 7.0 million from fecal incontinence. While there are approximately 1.1 million office visits per year for anal fissures in the U.S., we are aware of only one drug that has received FDA approval for the treatment of pain associated with anal fissures; Rectiv™ received approval in late June 2011, and came to market in the first quarter of 2012. Rectiv is effective in reducing the pain from anal fissures, but moderate and severe headaches are a frequent side effect of this drug whose active ingredient is nitroglycerin. Our lead product VEN 309 (iferanserin) is a new chemical entity, or NCE, for the topical treatment of symptomatic internal hemorrhoids. In seven clinical studies between 1993 and 2003 involving 359 patients, VEN 309 demonstrated good tolerability and no severe adverse events, and statistically significant improvements in bleeding, itchiness and pain. Beginning in 2008, we have had extensive discussions with the FDA under a Special Protocol Assessment, or SPA, process, for our first pivotal U.S. trial of VEN 309 for the treatment of symptomatic internal hemorrhoids. While we decided not to pursue an agreement letter, we received many recommendations from the FDA concerning the major and important elements of the trial during this process and we incorporated these into our protocol. To avoid delays and without having reached agreement with FDA on the SPA, we proceeded to file the protocol to our existing investigational new drug application, or IND, with the FDA in July 2011 and began enrolling and dosing patients in August 2011. We completed enrollment in April 2012. We own all rights, title and interest in VEN 309.

Our additional product candidate portfolio consists of two in-licensed late-stage drugs. VEN 307 (diltiazem) is intended to treat pain associated with anal fissures and VEN 308 (phenylephrine) is intended to treat fecal incontinence. These candidates are two molecules that were previously approved and are currently marketed for other indications and that have been formulated into our proprietary topical treatments for these new gastrointestinal indications.

Diltiazem was first approved in 1982 in oral form for the treatment of angina and high blood pressure. It has been prescribed in the U.S. for millions of patients in oral dosages typically from 240 mg to 360 mg per day. In contrast, daily doses of VEN 307 for treatment of anal fissures will range from 15 mg to 45 mg. Because of the extensive patient exposure to diltiazem as a cardiovascular agent and the wide safety margin as a low-dose topical therapy, we intend to develop the topical formulation as a Section 505(b)(2) new drug application, or NDA, based on our discussions with the FDA at our pre-IND meeting in August 2007.

Phenylephrine has been available since the early 1940s in oral and nasal form for the treatment of nasal congestion. It has also been used as a topical ophthalmic agent since 1936. Phenylephrine is prescribed more than 17 million times per year in the U.S., with 99% of the prescriptions being for cough/cold oral preparations. The typical oral dosing is 40 mg to 60 mg per day. Because of the extensive patient exposure to phenylephrine, we intend to develop VEN 308 as a topical formulation through a Section 505(b)(2) NDA.

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In August 2007, we had a pre-IND meeting with the FDA concerning VEN 307 for the treatment of pain from anal fissures where we discussed necessary preclinical testing and product formulation to support an IND, established what clinical safety database would be required, and established that the next clinical studies needed for approval were two pivotal Phase III trials, preceded (if conducted in the U.S.) by three short-term dermal toxicology studies using final drug product formulation. In June 2007, we had a pre-IND meeting with the FDA concerning VEN 308 for the treatment of fecal incontinence associated with ileal pouch anal anastomosis (IPAA) where it was established that the next clinical study in the program should be a Phase IIb trial where multiple doses will be assessed and that existing toxicology data are sufficient to support Phase II testing. We have not had further meetings with the FDA on either VEN 307 or VEN 308 since the meetings in 2007. Beginning in February 2009, the development of the three products, VEN 307, VEN 308 and VEN 309, was delayed due to a lack of financial resources prior to the completion of our initial public offering in December 2010. We have used and are using the proceeds from that offering, as well as the proceeds from our July 2011 registered public offering of our common stock, to continue the development of VEN 309 and VEN 307 and we are using a portion of the proceeds from the July 2011 offering to fund the two pivotal Phase III trials for VEN 309.

Our Products and Development Strategy

Our three late-stage product candidates are:

Iferanserin ointment (VEN 309) for the topical treatment of symptomatic internal hemorrhoids. Hemorrhoids, which are characterized by the inflammation and swelling of veins around the anus or lower rectum, can cause bleeding, itching, pain and difficulty defecating. VEN 309, an NCE formulated as an ointment for intra-anal application, has highly selective, antagonistic activity against peripheral 5HT 2A receptors involved in clotting and the contraction of arteries and veins, two events believed to be associated with hemorrhoid formation. By limiting 5HT 2A receptor activity, VEN 309 improves the flow of blood out of the dilated veins that comprise the hemorrhoid, thereby reducing bleeding, itchiness and pain. As reported by a survey of 10,000 adult consumers in the U.S. conducted on our behalf by Princeton Brand Econometrics, a consumer market research company, symptomatic hemorrhoids have affected approximately 21.7 million people in the past year and approximately 6.7 million adults on any given day in the U.S. Despite such a high prevalence, we are not aware of any FDA-approved prescription drugs for the treatment of hemorrhoids. While there are commonly used prescription drugs in the U.S. for hemorrhoids, such as Anusol®, none have been approved by the FDA or have been designated by the FDA as safe and effective for this indication. Various combination products (such as the Preparation H® line of products) are available in the U.S. over-the-counter, or OTC, under the FDA’s OTC monograph rule. The great majority of these OTC treatments provide only temporary relief from the symptoms of hemorrhoids, but do not address the cause of hemorrhoids. The mechanism of action of these treatments is generally either anti-inflammatory, such as steroids, or acting as a protective coating on the hemorrhoid or acting as local anesthetics, in the case of most of the OTC products, or unknown, in the case of herbal remedies, and we are not aware of any clinical trials published in medical journals on the efficacy or safety of any topical or oral drug currently marketed in the U.S. for the treatment of hemorrhoids. We believe VEN 309 to be more effective than the currently available conventional hemorrhoid topical or oral drug therapies and more attractive than surgical procedures, which are the only currently validated treatment options.

We originally licensed VEN 309 from Sam Amer & Co., Inc., or Amer, which had developed VEN 309 through Phase II trials and up to readiness for Phase III trials in the U.S. and Europe. On November 14, 2011, we acquired all rights, title and interest to VEN 309 from Amer. VEN 309 is covered for composition of matter in patents that will expire in August 2015 in the U.S. and February 2018 elsewhere. If approved by the FDA, VEN 309 will receive five years of data exclusivity in the U.S. as an NCE under the Hatch-Waxman Act and 10 years from the date of approval in Europe. We filed a new concentration range patent in August 2010, which was published in March 2012, and which, if issued, would grant patent protection until 2030 and prevent substitutable generic competition.

Our initial Phase III trial for VEN 309 (ClinicalTrials.gov Identifier: NCT01355874) is a multicenter double-blind randomized placebo-controlled parallel treatment group trial, consisting of three arms with a double-blind portion and an open-label extension portion consisting of:

Double blind part

•	Approximately 600 male or female patients aged 18 – 75 years (200 patients per arm) recruited at up to approximately 70 sites in the U.S., randomized 1:1:1 ratio to:

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º	Arm 1: placebo ointment twice daily intra-anally for 14 days;

º	Arm 2: iferanserin ointment twice daily for 14 days;

º	Arm 3: iferanserin ointment twice daily for 7 days followed by placebo ointment twice daily for 7 days;

•	After 14 days treatment, patients will be followed up at Day 28;

•	Inclusion criteria includes symptomatic grade I to III internal hemorrhoids, bleeding from hemorrhoids every day for the two days immediately preceding the day that they are randomized and study medication applied, with pain or itching accompanying the bleeding for the two days; and

•	Exclusion criteria includes: grade IV hemorrhoids; thrombosed internal or external hemorrhoids; prior or current history of heart disease or depression; use of laxatives, anticoagulants, over-the-counter anti-hemorrhoidal agents, topical steroids, suppositories of any kind, non-steroidal anti-inflammatory drugs (NSAIDs), Cox-2 inhibitors, and other drugs and conditions including potential inhibitors of CYP2D6 such as SSRI drugs.

The endpoints for the double-blind part of the trial are:

•	Primary: Proportion of patients with cessation of bleeding by Day 7 that persists for the remainder of the treatment period (through Day 14); and

•	Key Secondary: Proportion of patients with cessation of pain and/or itching by Day 7 that persists for the remainder of the treatment period (through Day 14).

Open Label part

After the 28 day double-blind portion of the trial, patients will be followed quarterly for one year and treated with active drug if they have a recurrence at any time during that period. We will assess time to first recurrence, and the overall recurrence rate over one year, and will be able to observe the unblinded response to treatment of recurrence during this part of the trial.

Although we did not obtain an SPA agreement with the FDA, we believe that our modeling of the endpoint definitions as proposed by the FDA using the German Phase IIb trial data, confirm a projected power of > 99% for the primary endpoint and > 95% for the key secondary endpoints for our proposed Phase III trial.

We filed the protocol to our existing IND with the FDA in July 2011 and began enrolling and dosing patients in August 2011, and completed enrollment in April 2012. We anticipate reporting the top-line data from our ongoing U.S. Phase III trial of VEN 309 in hemorrhoids in late June or early July of 2012.

Diltiazem cream (VEN 307), a topical treatment for the relief of pain associated with anal fissures.   Anal fissures are small tears or cuts in the skin that lines the anus. They can be extremely painful, cause bleeding and often require surgery, which itself can have unsatisfactory outcomes. In 2010, it was estimated by SDI Health LLC that there were approximately 1.1 million office visits per year for anal fissures. At present, we are aware of only one FDA-approved drug for the treatment of anal fissures. Rectiv (nitroglycerin) ointment 0.4%, for the treatment of moderate to severe pain associated with chronic anal fissures, received FDA approval in late June 2011, and is came to market in the first quarter of 2012. Topical nitroglycerin, the active ingredient in Rectiv, also has been compounded by pharmacists to treat anal fissures, but has a substantially higher rate of side effects than topical diltiazem, notably moderate and severe headaches, which also are experienced with Rectiv. We also are aware of limited use of Botox® as an injection into the anal sphincter to treat this condition. Several topical forms of nifedipine, a calcium-channel blocker, also are used to treat pain from anal fissures. Diltiazem cream, also a calcium-channel blocker, however, is currently used as the preferred treatment prior to surgery by many gastroenterologists across the U.S. in a version that must be specially mixed, or compounded, for each patient in the pharmacy. Compounded diltiazem is currently listed in the U.S. and E.U. anal fissure treatment guidelines as a preferred agent prior to attempting surgery. Neither compounded diltiazem nor nifedipine, however, is FDA-approved for the relief of pain associated with anal fissures nor is the cost typically reimbursed by Medicare or health insurance plans. We expect that VEN 307, if approved by FDA, and Rectiv would be reimbursable under Medicare and health insurance plans. When applied topically for the treatment of anal fissures, diltiazem, which has been used for decades for hypertension and angina, dilates the blood vessels supplying the region, reduces anal sphincter tone, and thereby substantially decreases pain. In the majority of multiple clinical trials conducted against placebo or topical nitroglycerin between 1999 and 2002 by various researchers in investigator-initiated trials, diltiazem cream significantly reduced the pain associated with anal fissures.

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Our product, VEN 307, is a pre-mixed and pre-packaged proprietary formulation of diltiazem that when applied topically yields lower blood levels (at one-tenth the amount) than the lowest oral dose used for cardiovascular treatment. We believe these low blood levels improve the safety profile and lower the risk of side effects. We have potential to capture immediate market share if VEN 307 is approved due to the familiarity of gastroenterologists with the current use of diltiazem to treat anal fissures, its ease of prescription as a pre-formulated FDA-approved product with no need for compounding necessary at the pharmacy, and the expected ability for patients to be reimbursed through their health insurance plans or Medicare. We have licensed the exclusive North American rights to VEN 307 for the topical treatment of anal fissures from S.L.A. Pharma, our development partner, who has completed early-stage clinical trials, toxicology studies and manufacturing for VEN 307 up to the end of Phase II. VEN 307 is covered by a method of use patent that will expire in February 2018.

In August 2007, we had a pre-IND meeting with the FDA concerning VEN 307 for the treatment of pain from anal fissures where we addressed necessary preclinical testing and product formulation to support an IND, established what clinical safety database would be required, and determined that the next clinical studies needed for approval were two pivotal Phase III trials, preceded (if conducted in the U.S.) by three short-term dermal toxicology studies using final drug product formulation. Prior to conducting any clinical Phase III trials in the U.S., we must complete three short-term dermal toxicology studies and file an IND for FDA approval. We plan to employ a two-pronged development strategy for VEN 307. S.L.A. Pharma conducted the first Phase III VEN 307 clinical trial in the E.U. which completed enrollment in December 2011 and for which we reported topline data in May 2012. We intend to initiate development of a different formulation of VEN 307 with new intellectual property in the form of an extended-release formulation. There are several proven methodologies for extended-release topical formulations, and we believe that diltiazem is readily druggable in this regard. We intend to assess three to four alternatives preclinically with multiple contractors, and then assess absorption and effect on the internal anal sphincter (IAS) pressure with the most promising candidate, while we file Patent Cooperation Treaty applications for the specific technology combined with diltiazem for all formulations that are technically feasible.

S.L.A. Pharma began enrollment in the VEN 307 Phase III trial in November 2010 and completed enrollment of 465 patients at 32 sites in Europe in December 2011. Patients were treated for two months and then observed without treatment for one month in a randomized 1:1:1 double-blind study that compares treatments of 2% VEN 307 and 4% VEN 307 to placebo. The primary endpoint was reduction of pain upon defecation averaged across the fourth week of treatment, using a validated numerical rating scale for pain. Patients used daily diaries and were observed for one week prior to randomization to ensure sufficient pain prior to randomization. We reported initial top-line data from the VEN 307 E.U. Phase III study in May 2012. Both 4% and 2% diltiazem treatment arms demonstrated significant improvements compared to placebo in the primary endpoint of average of worst anal pain associated with or following defecation (pain score improvement 0.44, p=0.0108, 4%; 0.43, p=0.0134, 2%) and in the secondary endpoints of overall anal-fissure-related pain (pain score 0.36, p=0.030, 4%; 0.40, p=0.0183, 2%) and anal fissure healing (32.7%, p=0.0181, 4%; 31.2%, p=0.0359, 2%). For the other two secondary endpoints, Patient Global Impression of Improvement (PGI-I) showed a significant difference between 2% diltiazem vs. placebo at Week 4 and 8 with p=0.0106 and 0.0328 respectively; there were no significant differences in the PGI-I with 4% diltiazem and placebo. There was no difference in the overall daily anal pain between arms for ≥30% reduction in Numerical Rating Scale (NRS), a Likert-like Scale, from baseline to Week 4. Adverse events were roughly similar for the three treatment arms. Gastrointestinal disorders were the most common. Reports of headaches were similar in the three arms (14.7% of 4% diltiazem, 12.3% of 2% diltiazem, and 14.2% of placebo).

Based on these results, we will request a meeting with the FDA to discuss the Phase III diltiazem study, as well as steps to move forward toward an NDA. Because diltiazem is approved in oral formulations for the treatment of angina and high blood pressure, it is eligible for the FDA’s 505(b)2 registration pathway. We are also preparing to initiate a second pivotal Phase III study of VEN 307 in anal fissures in the second half of 2012.

We will make the final decision on which formulation to pursue depending on several factors, including whether the new formulation is clinically superior, our access to capital, clinical and regulatory considerations, and our assessment of the then-current state of our intellectual property estate. If the new U.S.-developed formulation is superior as demonstrated by sufficient data and the other factors are met, we plan to file an IND for the new formulation of VEN 307 and then initiate two pivotal trials in parallel in order to complete the NDA for an estimated FDA submission in late 2014. We believe that continuing with the current formulation could result in an NDA submission in late 2013 but we expect to continue to pursue other lifecycle options for VEN 307. We intend to use a portion of our current resources to continue the development of VEN 307.

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Phenylephrine gel (VEN 308) for the treatment of fecal incontinence associated with ileal pouch anal anastomosis, an FDA orphan indication.   Ileal pouch anal anastomosis, or IPAA, is a surgical procedure used as part of a colectomy, which is a surgical treatment for patients with ulcerative colitis. Fecal incontinence resulting from dysfunctional sphincter tone is a common consequence of this procedure. Patients with IPAA, secondary to a total colectomy, tend to have a high incidence of fecal incontinence, up to 30%, according to a 1987 study conducted by Dr. John Pemberton and others at the Mayo Medical School. According to a U.S. community-based epidemiology study (Nelson et al., JAMA, 1995), 2.2% of the U.S. population suffer from fecal incontinence, which we estimate to be approximately 7.0 million people, based on 2009 Census Bureau population estimates. The surgery associated with IPAA can weaken sphincters and muscles necessary for continence and therefore can result in incontinence. About 30% of patients with ulcerative colitis, a form of inflammatory bowel disease which has a prevalence of 700,000 patients in the U.S. (according to Datamonitor 2008) will have had a colectomy, almost always an IPAA procedure (according to McGlauchlin and Clark, Practical Gastroenterology, 8/2008). IPAA-related fecal incontinence is considered an orphan indication by the FDA and the European Medicines Agency, or EMEA. In 2006, the total population of patients with IPAA-related fecal incontinence in the U.S. was estimated to be 50,000 to 100,000, according to IMS Health, Inc. Currently, there are few options available to treat this problem, consisting of OTC bulk laxatives, fiber diets, Imodium, which is a treatment for diarrhea, and invasive surgical procedures. In addition, Solesta®, an injectable inert bulking agent product, was approved as a device by the FDA in May 2011 for the treatment of fecal incontinence in adult patients who have failed conservative therapy. Solesta is injected submucosally around the anal sphincter and consequently has to be administered in an outpatient setting by qualified physicians. In addition, Norgine is conducting a European Phase II program with NRL001, a suppository formulation of an alpha adrenergic stimulating agent for the treatment of fecal incontinence. We are not aware of any FDA-approved drugs for fecal incontinence. In multiple investigator-initiated clinical trials with patients suffering from IPAA-associated fecal incontinence, topical phenylephrine significantly (and in some patients, dramatically) improved patient bowel control. In clinical trials with other forms of incontinence, improvements were also observed following application of topical phenylephrine, depending on the cause of the incontinence.

Our product, VEN 308, is a gel formulation of phenylephrine. Applied topically, VEN 308 increases anal sphincter tone, thereby improving fecal incontinence in patients where sphincter tone is the major cause of their symptoms, such as post-IPAA surgery. We believe VEN 308 has significant advantages over the limited treatment options currently available for fecal incontinence associated with IPAA, including but not limited to, increased efficacy and/or reduced invasiveness. We have licensed the exclusive North American rights to VEN 308 from S.L.A. Pharma who developed the specific formulation of phenylephrine for the topical use in fecal incontinence and developed the manufacturing method. S.L.A. Pharma’s previous partner, Solvay, conducted important pharmacokinetic studies. We currently do not expect to spend any time or resources developing VEN 308 in the short term. VEN 308 is covered by a patent that will expire in December 2017. If approved by the FDA, VEN 308 will receive seven years of data exclusivity in the U.S. under the Orphan Drug Act.

The FDA has granted VEN 308 orphan status for the treatment of IPAA-related fecal incontinence. In the U.S., orphan drug designation is given to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the U.S. Assuming sufficient resources in the future and positive results from a Phase IIb dose-ranging trial in the U.S. in support of the orphan indication of IPAA-related fecal incontinence that we intend to undertake, we would expect to submit an orphan NDA for VEN 308 for this indication. Orphan status provides seven years of data exclusivity in the U.S. from the date of approval for a specific indication.

Our Development Efforts

We own VEN 309 (but prior to November 14, 2011, in-licensed it from Amer) and in-license our two other product candidates from S.L.A Pharma. All clinical trials to date have been conducted either by the licensor, the licensor’s previous partners or by independent investigators, as have the preclinical studies and product formulation activities. Since the time we licensed these products, we have focused our efforts on establishing and clarifying the regulatory pathway for late-phase clinical trials and regulatory approval, on establishing the contract manufacturing capacity and methods necessary to allow late phase clinical trials to proceed, and on initiating late-phase trials, preclinical toxicology and human pharmacology studies with our products, all of which will be conducted by contracted third parties under our direction. These development efforts have not required many employees and we have historically operated with only a limited number of employees with the expertise necessary to progress our product candidates down the development path outlined above. This helps us contain our operating costs.

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Subsequent to the completion of our initial public offering in late December 2010, we began hiring a few employees and contracting with three individuals or entities to complete our staffing needs for our initial Phase III trial of VEN 309. Throughout 2011, we added several other employees. We also have contracted with contract research organizations to assist us in our Phase III trials for VEN 309. However, we remain dependent on the availability and competency of the third parties with whom we have contracted and with whom we plan to contract for the continued development of our product candidates.

Our Strategy

Our objective is to develop and commercialize highly differentiated products to address unmet medical needs of the lower gastrointestinal tract. We are developing our product candidates to treat hemorrhoids, anal fissures and fecal incontinence. Currently, there are no FDA-approved prescription drugs in the U.S. for the treatment of hemorrhoids. One product (Rectiv, a topical nitroglycerin) was approved by the FDA in June 2011 and was launched by Aptalis in the first quarter of 2012. There are no FDA-approved prescription drugs for the treatment of incontinence, but Solesta, a hyaluronic acid dermal filler, was approved as a device by the FDA in 2011 for intra-anal injection for fecal incontinence. We expect Salix Pharmaceuticals to launch this product in 2012.

To achieve this objective, we intend to:

•	complete one of two planned pivotal Phase III trials in the U.S. of VEN 309 for the treatment of hemorrhoids, that began in August 2011 and for which enrollment was completed in April 2012 and for which top-line results are expected in late June or early July 2012;

•	assuming positive data from the initial Phase III trial for VEN 309, conduct an additional pivotal Phase III trial as well as a Phase III double-blind recurrence trial. Assuming acceptable results from these clinical trials, as well as from clinical pharmacology and other, non-clinical activities, such as carcinogenicity and toxicology studies, prepare and file an NDA for VEN 309 for the treatment of hemorrhoids in 2014;

•	assuming VEN 309 is approved by the FDA, and because there are no FDA-approved prescription drug competitors in the U.S., we intend to commercialize the product in the U.S. using either our own sales force or through an agreement with a suitable partner and to license the product for sale outside of the U.S.;

•	based on the positive data from the European Phase III trial of VEN 307 reported in May 2012, conduct one pivotal trial with the existing three-times-per-day formulation, planned to begin in the second half of 2012, or two parallel pivotal trials with a to-be-identified twice daily formulation as well as short-term dermal toxicology studies for VEN 307, with the goal to prepare and file an NDA for a Phase III trial of VEN 307 for the topical treatment of pain associated with anal fissures in 2013;

•	assuming VEN 307 is approved by the FDA, and because topical diltiazem is already used by colorectal surgeons in the U.S., we intend to engage our own gastrointestinal specialty sales force and marketing staff to commercialize this product and/or engage a suitable partner in the U.S. and to license it for sale in Canada; and

•	pending the outcome of the ongoing Phase III trials in VEN 309 and VEN 307, and the availability of additional capital, develop a final formulation of VEN 308 and advance that product through Phase IIB studies.

History of Operations

We hired Dr. Russell Ellison, our Chief Executive Officer and Chief Medical Officer, and David Barrett, our Chief Financial Officer, in December 2010 upon the completion of our initial public offering. From June 2010 until they were hired, Dr. Ellison and Mr. Barrett served as consultants because our only business activities during that time consisted of maintaining our licenses with S.L.A. Pharma and Amer, and activities connected with our initial public offering. From late December 2010 through February 2011, we completed the staffing for our planned development of VEN 309, by adding a clinician, two clinical project managers, a head of manufacturing, and an executive assistant on a contract or permanent employment basis. We have used these consultancy arrangements to conserve our resources.

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Although incorporated in 2005, we began active operations in the spring of 2007 upon the licensing of VEN 307 and VEN 308 by Paramount BioSciences from S.L.A. Pharma. Shortly thereafter, we hired Thomas Rowland as our chief executive officer (who was then one of our directors), Dr. Terrance Coyne as our chief medical officer, and Dr. John Dietrich as our vice president of clinical operations, as well as other employees. Due to our lack of capital, Drs. Coyne and Dietrich resigned in February 2009. Mr. Rowland resigned as our chief executive officer in February 2009, but he continued to act as our president from the date of his resignation in February 2009 until May 2010. Simultaneously with the resignation of Dr. Dietrich, we entered into a consulting agreement with him whereby he provided consultation on manufacturing, preclinical and clinical aspects of our drug programs on an as-needed basis. These arrangements with Mr. Rowland and Dr. Dietrich allowed us to continue minimal operations following their resignations until June 2010 when we contracted with Dr. Ellison and Mr. Barrett. In January 2011, we renewed the consulting agreement with Dr. Dietrich. Effective September 1, 2011, we hired Mr. Rowland as our Chief Business Officer.

Our Management

Our management team consists of: Russell H. Ellison, Chief Executive Officer and Chairman of the Board of Directors, who has over 30 years of experience in the pharmaceutical industry, including serving as vice president — medical affairs and Chief Medical Officer of Roche Laboratories, Inc., USA. and of Sanofi-Synthelabo, USA; David J. Barrett, Chief Financial Officer, previously chief financial officer of Neuro-Hitech, Inc., a publicly traded pharmaceutical company with development-stage and marketed products; and Thomas Rowland, Chief Business Officer, who was hired effective September 1, 2011, has over 20 years of experience in the pharmaceutical industry, most of which was in the gastrointestinal area, and was our founding chief executive officer. Beginning in January 2011, we have increased the number of our employees to seven and have long-term contracts with seven consultants on manufacturing, preclinical and clinical aspects of our drug programs. We also have contracted with three contract research organizations to assist in our drug development plans. We use these consulting agreements to avoid the costs customarily associated with employees until our financial resources allow us to hire additional employees. We believe that the addition of these employees and consultants to the Ventrus team will help us advance our product candidates to the next stage of development.

Corporate History and Information

We were incorporated in Delaware in October 2005 under the name South Island Biosciences, Inc. and changed our name to Ventrus Biosciences, Inc. in April 2007. We began operations in April 2007 upon the acquisition of the licenses to VEN 307 and VEN 308 and the hiring of a development team. We acquired the license to VEN 309 in March 2008. We acquired the licenses to VEN 307, VEN 308 and VEN 309 from Paramount BioSciences, LLC and also borrowed funds from Paramount and one or more of its affiliates. Our founder and one of our largest stockholders, Dr. Lindsay Rosenwald, is the Chairman, Chief Executive Officer and sole stockholder of Paramount. We conducted operations until March 2009 when we terminated our employees due to a lack of financial resources. We retained the services of our then-executive team through consulting agreements, pursuant to which those individuals, from February 2009 to June 2010, conducted minimal activities consisting of maintaining the licenses to our product candidates and business development and financing activities. We completed a series of convertible note financings in February, April and May of 2010 that provided us funds to hire as consultants our current chief executive officer and chief financial officer and undertake our initial public offering. The completion of our initial public offering in December 2010 and the related exercise of the underwriters’ over-allotment option in January 2011 raised approximately $17.5 million in net proceeds. In July 2011, we raised approximately $47.5 million in net proceeds in a registered public offering. We have used a portion of those net proceeds to resume the development of VEN 309 and VEN 307, including hiring employees, contracting with consultants, contracting with contract research organizations to assist us in executing and monitoring our Phase III trials for VEN 309 for the treatment of internal hemorrhoids, and contracting with manufacturers of clinical trial supplies for those studies.

Our executive offices are located at 99 Hudson Street, 5th Floor, New York, New York 10013. Our telephone number is (646) 706-5208. Our website address is www.ventrusbio.com. Information contained in, or accessible through, our website does not constitute part of this prospectus.

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The Offering

The selling stockholders identified beginning on page 29 of this prospectus are offering on a resale basis a total of 948,378 of the following shares of our common stock:

•    39,657 shares of our common stock issuable at a price of $12.40 per share upon the exercise of warrants issued to the placement agent in connection with our 2007 convertible note financing;

•    9,948 shares of our common stock issuable at a price of $66.46 per share upon the exercise of warrants issued to the investors in connection with our 2008 private placement of common stock;

•    104,867 shares of our common stock issuable at a price of $6.60 per share upon the exercise of warrants issued to the investors in connection with our 2009 promissory note financing;

•    424,371 shares of our common stock issuable at a price of $6.60 per share upon the exercise of warrants issued to investors in connection with our 2010 convertible note financing;

•    82,250 shares of our common stock issuable at a price of $7.50 per share upon the exercise of warrants issued to the placement agent in connection with our 2010 convertible note financing;

•    197,200 shares of our common stock issuable at a price of $7.50 per share upon the exercise of warrants issued to the underwriters in connection with our initial public offering;

•    76,480 shares of our common stock issuable at a price of $6.00 upon the exercise of warrants issued to a consultant; and

•    13,605 shares issuable at a price of $1.24 per share upon the exercise of warrants issued to S.L.A. Pharma.

Common stock offered by the selling stockholders	948,378 shares
Common stock outstanding before the offering (1)	12,444,646 shares
Common stock to be outstanding after the offering (2)	13,393,024 shares
Common stock Nasdaq Capital Market Symbol	VTUS

(1)	Based on the number of shares outstanding as of April 30, 2012. Does not include: (i) 2,016 shares reserved for issuance under our 2006 Stock Plan, all of which are issuable upon exercise of outstanding options and 3,967,200 shares reserved for issuance under our 2010 Stock Plan, of which 2,338,955 shares are issuable upon exercise of outstanding options; and (ii) 8,065 shares of common stock issuable upon warrants not registered in this offering.
(2)	Assumes the issuance of all shares offered hereby that are issuable upon exercise of warrants.

Use of Proceeds

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. In the event that all of the warrants to purchase 948,378 shares of common stock, registered for the account of the selling stockholders named in this prospectus, are exercised for cash, we will receive proceeds of approximately $7,217,000. We will incur all costs associated with this registration statement and prospectus.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

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RISK FACTORS

Investing in our securities involves risk. Prior to making a decision about investing in our securities, you should carefully consider the specific factors discussed below, together with all of the other information contained or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in our most recent annual report on Form 10-K, as revised or supplemented by our most recent quarterly report on Form 10-Q, each of which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

Risks Related to Our Business

We have a limited operating history and a history of operating losses, and expect to incur significant additional operating losses.

We were established in October 2005, began active operations in the spring of 2007 and have only a limited operating history. Therefore, there is limited historical financial information upon which to base an evaluation of our performance. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. We have generated losses since we began operations and, as of March 31, 2012, we had a deficit accumulated during the development stage of $75.7 million. We expect to incur substantial additional losses over the next several years as our research, development, pre-clinical testing, and clinical trial activities increase. The amount of future losses and when, if ever, we will achieve profitability are uncertain. We have no products that have generated any commercial revenue, do not expect to generate revenues from the commercial sale of products unless and until our product candidates are approved by the FDA for sale, and might never generate revenues from the sale of products.

We are not currently profitable and might never become profitable.

We have a history of losses and expect to incur substantial losses and negative operating cash flow for the foreseeable future, and we might never achieve or maintain profitability. Even if we succeed in developing and commercializing one or more product candidates, we expect to incur substantial losses for the foreseeable future. We also expect to continue to experience negative cash flow and to incur significant operating and capital expenditure for the foreseeable future. We anticipate that our expenses will increase substantially in the foreseeable future as we:

•	continue to undertake preclinical development and clinical trials for product candidates;

•	seek regulatory approvals for product candidates;

•	implement additional internal systems and infrastructure; and

•	hire additional personnel.

As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Our ability to generate revenue and achieve profitability will depend on, among other things:

•	successful completion of animal tests, which are referred to as pre-clinical studies, as well as human tests, which are referred to as clinical trials, for our product candidates;

•	obtaining necessary regulatory approvals from the FDA and international regulatory agencies;

•	establishing manufacturing, sales, and marketing arrangements with third parties; and

•	raising sufficient funds to finance our activities.

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We might not succeed at any of these undertakings. If we are unsuccessful at some or all of these undertakings, our business, prospects, and results of operations might be materially adversely affected.

We have no approved products.

To date, we have no approved product on the market and have generated no product revenues. Unless and until we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. Therefore, for the foreseeable future, we will have to fund all of our operations and capital expenditures from cash on hand, any licensing fees and any future securities offerings or debt financings. We intend to devote substantially all of our resources to the development of VEN 309 and VEN 307. In the event we do not obtain regulatory approval of either of these product candidates, our business will be materially and adversely affected.

We are a development-stage company and might not be able to commercialize any product candidates.

We are a development-stage company and have not demonstrated our ability to perform the functions necessary for the successful commercialization of any product candidates. The successful commercialization of any product candidates will require us to perform a variety of functions, including:

•	continuing to undertake preclinical development and clinical trials;

•	participating in regulatory approval processes;

•	formulating and manufacturing products; and

•	conducting sales, marketing and distribution activities.

Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new pharmaceutical products and products based on new technologies, including:

•	delays in product development, clinical testing, or manufacturing;

•	unplanned expenditures in product development, clinical testing, or manufacturing;

•	failure of a product candidate to demonstrate acceptable safety and efficacy;

•	failure to receive regulatory approvals;

•	emergence of superior or equivalent products;

•	inability to manufacture and sell on our own, or through any others, product candidates on a commercial scale or at a financially viable cost; and

•	failure to achieve market acceptance.

Because of these risks, our research and development efforts might not result in any commercially viable products. If we do not successfully complete a significant portion of these development efforts, obtain required regulatory approvals, and have commercial success with any approved products, our business, financial condition and results of operations will be materially harmed.

We will need additional financing to fund our activities in the future and complete the development of our product candidates.

We anticipate that we will incur operating losses for the foreseeable future. We expect that our current resources will provide us with sufficient capital to fund our operations to develop VEN 309 through two pivotal Phase III trials. However, we might consume our available capital before that time if, for example, we are not efficient in developing our product candidates and conducting clinical trials or if regulatory requirements change.

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Moreover, we believe we will require substantial funds in the future to support our operations. We anticipate that to complete the clinical trial process to obtain the approval of our product candidates will cost approximately $20 million for VEN 307, $15 million for VEN 308 and $40 million for VEN 309. We might seek equity or debt financings in the future to fund our operations. However, there is no assurance that we will be successful in raising the additional capital we need to fund our business plan on terms that are acceptable to us, or at all. If we do not succeed in raising additional funds on acceptable terms, we might be unable to initiate or complete clinical trials or obtain approval of any product candidate from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, forego sales and marketing efforts, sacrifice attractive business opportunities, cease operations entirely and sell or otherwise transfer all or substantially all of our remaining assets.

We are dependent on a license relationship for VEN 307 and VEN 308.

We have acquired, by license from S.L.A. Pharma, the rights to VEN 307 and VEN 308, which are critical to our business, and we might enter into additional licenses in the future. The license with S.L.A. Pharma contains, and we expect that any future licenses will contain, provisions requiring up-front, milestone, and royalty payments to the licensor. If we fail to comply with these obligations to a licensor, that licensor might have the right to terminate the license on relatively short notice, in which event we would not be able to commercialize drug candidates or technologies that were covered by the license. Also, the milestone and other payments associated with licenses will make it less profitable for us to develop our drug candidates than if we owned the technology ourselves.

We did not continue to pursue a Special Protocol Assessment, or SPA, for VEN 309 and the FDA may not find the pivotal trials we conduct for VEN 309 to be sufficient to support approval.

In order not to delay the start of our Phase III trial for VEN 309 for the treatment of internal hemorrhoids, we chose not to reach agreement with FDA on a SPA and proceeded instead with the trial without an agreement letter on the SPA from the FDA. As a result, none of the recommendations made by the FDA on the major and important elements of the protocol to date and that we have implemented are binding on the FDA, which could result in delays in or failure to obtain approval of the NDA we plan to file for VEN 309. Further, in addition to our two pivotal Phase III trials for VEN 309, the FDA will also require that we complete various additional clinical trials and non-clinical testing, such as a Phase III recurrence trial and carcinogenicity and toxicology testing, and our discussions with the FDA from 2008 to date do not cover the detailed design or conduct of these additional trials and testing. As a result, we cannot assure that the pivotal trials and other studies we conduct will be sufficient to support approval of any NDA we file with respect to VEN 309.

The results of our Phase III trial for VEN 309 might not be as expected, which expectations are based on our post hoc analysis of an earlier study.

We have modeled the potential performance of the endpoints suggested by the FDA for our Phase III trial for VEN 309 using data from a prior double-blind Phase IIb trial of VEN 309 conducted in Germany that was very similar in all major respects to the Phase III trial we began conducting in August 2011. While we believe this post hoc analysis provided illustrative information, there are some differences related to patient inclusion/exclusion criteria and clinical endpoints and there could be unknown differences related to physician characteristics and study conduct between the studies that could possibly result in different outcomes. Accordingly, the successful results in the prior study might not be an indicator of success in our Phase III trials.

We have had negative cash flows from operations and might not be able to generate sufficient cash to meet our substantial obligations to S.L.A. Pharma, which could result in the termination of our license or put substantial burdens on our financial position.

We license two of our product candidates, VEN 307 and VEN 308, from S.L.A. Pharma, a Swiss corporation, and have obligations related to VEN 308 and to fund S.L.A. Pharma’s development efforts for VEN 307 in the E.U., all of which are set forth in the chart below.

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Amount Due	Date Due	Fee Description

$41,500/monthly	Monthly beginning October 1, 2010, and continuing until S.L.A. Pharma is no longer managing the development program for VEN 307.	Project management fees for VEN 307.

$400,000	Upon receipt of a quality controlled final study report of the Phase III trial for VEN 307 in Europe	Development expense for VEN 307

Our ability to make the payments required under the S.L.A. Pharma license agreement depends on our ability to generate cash in the future. We expect to experience negative cash flow for the foreseeable future as we fund our operating losses and capital expenditures. In the event that we are not current in our payments under the license agreement, S.L.A. Pharma may terminate the license agreement if we have not brought the payments current within three business days of receipt of notice from S.L.A. Pharma. Further, if we commercialize a product candidate, we must pay S.L.A. Pharma annual royalties ranging from the mid to upper single digit percentages, based upon net sales of the product. We also are required to make future milestone payments totaling up to $20 million upon the achievement of various milestones related to regulatory events for both VEN 307 and VEN 308, the earliest of which is not anticipated until 2015. In the event we breach these obligations, we could lose our rights to VEN 307 or VEN 308, or both, depending on the breach, which would have a material adverse effect on our business and prospects.

Corporate and academic collaborators might take actions to delay, prevent, or undermine the success of our products.

Our operating and financial strategy for the development, clinical testing, manufacture, and commercialization of drug candidates heavily depends on collaborating with corporations, academic institutions, licensors, licensees, and other parties. However, there can be no assurance that we will successfully establish these collaborations. In addition, should a collaboration be terminated, replacement collaborators might not be available on attractive terms, or at all. The activities of any collaborator will not be within our control and might not be within our power to influence. There can be no assurance that any collaborator will perform its obligations to our satisfaction or at all, that we will derive any revenue or profits from these collaborations, or that any collaborator will not compete with us. If any collaboration is not successful, we might require substantially greater capital to undertake development and marketing of our proposed products and might not be able to develop and market these products effectively, if at all. In addition, a lack of development and marketing collaborations might lead to significant delays in introducing proposed products into certain markets and/or reduced sales of proposed products in such markets.

We rely on data provided by our collaborators and others that has not been independently verified and could prove to be false, misleading, or incomplete.

We rely on third-party vendors, scientists, and collaborators to provide us with significant data and other information related to our projects, clinical trials, and our business. If these third parties provide inaccurate, misleading, or incomplete data, our business, prospects, and results of operations could be materially adversely affected.

We rely exclusively on third parties to formulate and manufacture our product candidates.

While we have contracted with a highly experienced head of manufacturing to oversee the manufacture of our clinical trial supplies, we do not have and do not intend to establish our own manufacturing facilities. Consequently, we lack the physical plant to formulate and manufacture our own product candidates, which are currently being manufactured entirely by commercial third parties, albeit under close supervision by our contractors. If any product candidate we might develop or acquire in the future receives FDA approval, we will rely on one or more third-party contractors to manufacture our products. If, for any reason, we become unable to rely on our current source or any future source to manufacture our product candidates, either for clinical trials or, at some future date, for commercial quantities, then we would need to identify and contract with additional or replacement third-party manufacturers to manufacture compounds for preclinical, clinical and commercial purposes. We might not be successful in identifying additional or replacement third-party manufacturers, or in negotiating acceptable terms with any that we do identify. If we are unable to secure and maintain third-party manufacturing capacity, the development and sales of our products and our financial performance might be materially affected.

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In addition, before any of our collaborators can begin to commercially manufacture our product candidates, each must obtain regulatory approval of the manufacturing facility and process. Manufacturing of drugs for clinical and commercial purposes must comply with the FDA’s Current Good Manufacturing Practices, or cGMPs, and applicable non-U.S. regulatory requirements. The cGMP requirements govern quality control and documentation policies and procedures. Complying with cGMP and non-U.S. regulatory requirements will require that we expend time, money, and effort in production, recordkeeping, and quality control to assure that the product meets applicable specifications and other requirements. Our contracted manufacturing facilities must also pass a pre-approval inspection prior to FDA approval. Failure to pass a pre-approval inspection might significantly delay FDA approval of our products. If any of our collaborators fails to comply with these requirements, it would be subject to possible regulatory action which could limit the jurisdictions in which we are permitted to sell our products. As a result, our business, financial condition, and results of operations might be materially harmed.

Our reliance on a limited number of third-party manufacturers exposes us to the following risks:

•	We might be unable to identify manufacturers for commercial supply on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would generally require compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and commercial needs, if any.

•	Our contract manufacturers might not perform as agreed or might not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•	Currently, our contract manufacturers are all foreign, which increases the risk of shipping delays and adds the risk of import restrictions.

•	Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have complete control over third-party manufacturers’ compliance with these regulations and standards although we have agents in plant that monitor the production process.

•	If any third-party manufacturer makes improvements in the manufacturing process for our products, we might not own, or might have to share, the intellectual property rights to the innovation with our licensors.

•	We might compete with other companies for access to these manufacturers’ facilities and might be subject to manufacturing delays if the manufacturers give other clients higher priority than us.

Each of these risks could delay our clinical trials or the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates and could result in higher costs or deprive us of potential product revenues. As a result, our business, financial condition, and results of operations might be materially harmed.

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Preclinical and clinical trials required for our product candidates are expensive and time-consuming, and their outcome is uncertain.

In order to obtain FDA approval to market a new drug product, we must demonstrate safety and effectiveness in humans. To meet these requirements, we must conduct extensive preclinical testing and sufficient adequate and well-controlled clinical trials. Conducting clinical trials is a lengthy, time consuming, and expensive process. The length of time might vary substantially according to the type, complexity, novelty, and intended use of the product candidate, and often can be several years or more per trial. Delays associated with products for which we are directly conducting preclinical or clinical trials might cause us to incur additional operating expenses. The commencement and rate of completion of clinical trials might be delayed by many factors, including, for example:

•	inability to manufacture sufficient quantities of qualified materials under cGMP for use in clinical trials;

•	slower than expected rates of patient recruitment;

•	failure to recruit a sufficient number of patients;

•	modification of clinical trial protocols;

•	changes in regulatory requirements for clinical trials;

•	the lack of effectiveness during clinical trials;

•	the emergence of unforeseen safety issues;

•	delays, suspension, or termination of clinical trials by the institutional review board responsible for overseeing the study at a particular study site; and

•	government, institutional review board or other regulatory delays or clinical holds requiring suspension or termination of the trials.

We still must complete pharmacological and toxicity testing for VEN 309. In addition, because VEN 309 may be used as a chronic treatment, we are also required to complete long-term carcinogenicity testing. If any of this testing demonstrates meaningful toxicity, it could delay or prevent us from obtaining regulatory approval of VEN 309.

The results from preclinical testing and early clinical trials are not necessarily predictive of results obtained in later clinical trials. Accordingly, even if we obtain or have obtained positive results from preclinical or early clinical trials, we might not achieve the same success in future clinical trials. For example, although positive results have been observed in earlier clinical trials of each of VEN 309, VEN 307 and VEN 308, there is no assurance that any of our future clinical trials will be successful. Clinical trials might not provide statistically significant data supporting a product candidate’s safety and effectiveness to meet the requisite regulatory approvals.

We intend to rely on one or more contract research organizations, or CROs, to conduct our clinical trials for VEN 309 and VEN 307. We will be highly dependent on these CROs to conduct our trials in accordance with the requirements of the FDA and good scientific practice. In the event the CROs fail to perform their duties in such a fashion, we may not obtain regulatory approval for any of our product candidates.

The failure of clinical trials to demonstrate safety and effectiveness for the desired indications could harm the development of that product candidate and other product candidates. This failure could cause us to abandon a product candidate and could delay development of other product candidates. Any delay in, or termination of, our clinical trials would delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition, and results of operation.

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Existing and unforeseen safety issues could hinder the development of our product candidates and their adoption, if approved.

VEN 309, like numerous other drugs, is dependent on the CYP2D6 enzyme for its metabolism. An important property of CYP2D6 is that its activity is affected by genetic variability in individuals, including individuals who are CYP2D6 deficient and that its activity can be reduced by certain drugs. If this enzyme is inhibited by other medications being taken by a patient or the patient has a genetically reduced amount or a deficiency of the enzyme, and the patient takes VEN 309, the patient might have a higher level of iferanserin in his or her blood and might experience side effects although we are unaware of what the side effects might be. One patient in one of our Phase I trials had a genetic reduction of this enzyme and did experience substantially higher levels of VEN 309 in his blood. However, no side effects were observed in this patient. There are several well known drugs that also are dependent on CYP2D6, including several antidepressants as well as tamoxifen. We might restrict the use of VEN 309 in patients taking medications that inhibit or are dependent on the CYP2D6 enzyme, depending on the outcome of clinical drug-drug interaction clinical studies that we have initiated. VEN 309 has demonstrated arrythmogenic potential in in vitro (hERG channel) studies at exposures 60-100 times the topical 0.5% twice daily dose being studied in humans. We expect to conduct an arrhythmia clinical study (“thorough QT study”) as part of our Phase III clinical pharmacology program, which studies are routinely required by the FDA. Even though VEN 309 has a wide safety margin in this area, we cannot be certain of the outcome of this study, and demonstration of clinically meaningful arrhythmia risks could compromise or prevent the approvability of the product in major markets.

Both VEN 307 and VEN 308 have been safely used extensively for decades when given orally at much higher exposures (blood levels) than currently under study in the topical application of VEN 307 and VEN 308. Despite these safety records, other safety issues could arise during testing of our products, which might delay testing or prevent further development entirely. If a product is approved, any limitation on use that might be necessary could hinder its adoption in the marketplace. In addition, if any product is approved, it could be used against any instructions that we publish that limit its use, which could subject us to litigation.

If we cannot compete successfully for market share against other drug companies, we might not achieve sufficient product revenues and our business will suffer.

If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing drugs might provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or might offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we might not achieve sufficient product revenues and our business will suffer.

We might compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs or have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking pre-clinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

We might not obtain the same resources and experience as our competitors. If we are unable to perform these tasks effectively and efficiently, our results of operations might be materially adversely affected.

Developments by competitors might render our products or technologies obsolete or non-competitive.

The pharmaceutical and biotechnology industries are intensely competitive. We might compete with organizations that are developing treatments for the indications that our products target.

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To our knowledge, there is currently only one FDA-approved drug for the treatment of anal fissures. Rectiv, a topical nitroglycerin treatment, was approved in late June 2011 by the FDA, and came to market in the first quarter of 2012. For the treatment of fecal incontinence, Solesta, an injectable therapy developed by Oceana Therapeutics, was approved as a device by the FDA in 2011 and is expected to come to market in 2012. To our knowledge, there are no other products approved or in development although there are two non-drug products in development. For the treatment of hemorrhoids, some physicians are known to prescribe topical steroids, although such treatment has not been approved by the FDA for this indication. Further, many hemorrhoid sufferers use Wyeth’s Preparation H or similar products for symptomatic relief (active ingredients can vary by country but generally include glycerin, phenylephrine HCl, pramoxine HCl, white petrolatum, shark liver oil and/or witch hazel). No data are publicly available regarding the clinical efficacy of this or other over-the-counter symptomatic treatments for hemorrhoids. Finally, there are surgical devices being studied for the treatment of hemorrhoids. If our competitors develop effective treatments for anal fissure, fecal incontinence or hemorrhoids and successfully commercialize those treatments, our business and prospects might be materially harmed.

If we are not able to develop collaborative marketing relationships with licensees or partners, or create an effective internal sales, marketing, and distribution capability, we might be unable to market our products successfully.

To market our products, we will have to establish our own marketing and sales force or out-license our product candidates to, or collaborate with, larger firms with experience in marketing and selling pharmaceutical products. There can be no assurance that we will be able to successfully establish our own marketing capabilities or establish marketing, sales, or distribution relationships with third parties; that such relationships, if established, will be successful; or that we will be successful in gaining market acceptance for our products. To the extent that we enter into any marketing, sales, or distribution arrangements with third parties, our product revenues will be lower than if we marketed and sold our products directly, and any revenues we receive will depend upon the efforts of such third parties. If we are unable to establish such third-party sales and marketing relationships, or choose not to do so, we will have to establish our own in-house capabilities. Although our employees have extensive experience in the commercialization of drug products, we, as a company, have no experience in marketing or selling pharmaceutical products and currently have no sales, marketing, or distribution infrastructure. To market any of our products directly, we would need to develop a marketing, sales, and distribution force that both has technical expertise and the ability to support a distribution capability. To establish our own marketing, sales, and distribution capacity would significantly increase our costs, and require substantial additional capital. In addition, there is intense competition for proficient sales and marketing personnel, and we might not be able to attract individuals who have the qualifications necessary to market, sell, and distribute our products. There can be no assurance that we will be able to establish internal marketing, sales, or distribution capabilities.

Physicians and patients might not accept and use our drugs.

Even if the FDA approves one of our product candidates, physicians and patients might not accept and use it. Acceptance and use of our products will depend upon a number of factors, including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our product;

•	cost-effectiveness of our product relative to competing product or therapies;

•	availability of reimbursement for our product from government or other healthcare payors; and

•	effective marketing and distribution efforts by us and our licensees and distributors, if any.

If our current product candidates are approved, we expect sales to generate substantially all of our revenues for the foreseeable future, and as a result, the failure of these products to find market acceptance would harm our business and would require us to seek additional financing.

Our ability to generate product revenues will be diminished if our products sell for inadequate prices or patients are unable to obtain adequate levels of reimbursement.

Our ability to commercialize our products, alone or with collaborators, will depend in part on the extent to which reimbursement will be available from:

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•	government and health administration authorities;

•	private health maintenance organizations and health insurers; and

•	other healthcare payors.

Significant uncertainty exists as to the reimbursement status of newly approved healthcare products. Healthcare payors, including Medicare, are challenging the prices charged for medical products and services. Government and other healthcare payors increasingly attempt to contain healthcare costs by limiting both coverage and the level of reimbursement for drugs. Even if our product candidates are approved by the FDA, insurance coverage might not be available, and reimbursement levels might be inadequate, to cover our products. If government and other healthcare payors do not provide adequate coverage and reimbursement levels for our products, once approved, market acceptance of such products could be reduced.

Proposals to modify the current health care system in the U.S. to improve access to health care and control its costs are continually being considered by the federal and state governments. In March 2010, the U.S. Congress passed landmark healthcare reform legislation. We cannot predict what impact on federal reimbursement policies and regulatory compliance landscape this legislation will have in general or on our business specifically. Members of the U.S. Congress and some state legislatures are seeking to overturn at least portions of the legislation and the U.S. Supreme Court heard in March 2012 a case challenging the constitutionality of the legislation, but has yet to issue a ruling. We expect continued judicial and legislative review and assessment of this legislation and possibly alternative health care reform proposals. We cannot predict judicial results or whether new proposals will be made or adopted, when they may be adopted or what impact they may have on us if they are adopted.

Health administration authorities in countries other than the U.S. may not provide reimbursement for our products at rates sufficient for us to achieve profitability, or at all. Like the U.S., these countries could adopt health care reform proposals and could materially alter their government-sponsored health care programs by reducing reimbursement rates.

Any reduction in reimbursement rates under Medicare or private insurers or foreign health care programs could negatively affect the pricing of our products. If we are not able to charge a sufficient amount for our products, then our margins and our profitability will be adversely affected.

If we lose key management or scientific personnel, cannot recruit qualified employees, directors, officers, or other significant personnel or experience increases in our compensation costs, our business might materially suffer.

We are highly dependent on the services of our Chairman, Chief Executive Officer and acting Chief Medical Officer, Dr. Russell H. Ellison and our Chief Business Officer, Thomas Rowland. Our employment agreements with Dr. Ellison and Mr. Rowland do not ensure the retention of either. This is also true for our other management team members, both present and future.

Furthermore, our future success also depends, in part, on our ability to identify, hire, and retain additional management team members as our operations grow. We expect to experience intense competition for qualified personnel and might be unable to attract and retain the personnel necessary for the development of our business. Finally, we do not currently maintain, nor do we intend to obtain in the future, “key man” life insurance that would compensate us in the event of the death or disability of any of the members of our management team.

If we cannot enforce non-compete and confidentiality provisions applicable to our employees and consultants, our business might materially suffer.

We include a non-compete provision in any employment agreement we enter into with an employee including Dr. Ellison and Mr. Rowland, that runs during the term of the agreement and for six months after termination, and up to one year after termination if Mr. Rowland voluntarily resigns without good reason (as defined in his employment agreement). This non-compete provision was also included in employment agreements with our former chief medical officer and chief scientific officer, which have lapsed.

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We include a confidentiality provision in any employment or consulting agreement we enter into with an employee or a consultant. The confidentiality provision runs during the term of the agreement and thereafter without limit. As a result, the confidentiality provisions contained in the employment agreements with our former chief medical officer and chief scientific officer remain in effect and are in effect under all of our current consulting agreements.

For future employees with whom we do not enter into an employment agreement, we will enter into a confidentiality agreement with the same provisions described above.

To be able to enforce these non-compete and confidentiality provisions we would need to know of any breach and have sufficient funds to enforce the provisions. We cannot assure you that we would know of or be able to afford enforcement of any breach. In addition, such provisions are subject to state law and interpretation by courts, which could limit the scope and duration of these provisions. Any limitation on or non-enforcement of these non-compete and confidentiality provisions could have an adverse effect on our business.

If we are unable to hire additional qualified personnel, our ability to grow our business might be harmed.

At March 31, 2012, we had seven employees, seven consultants and three contract research organizations with whom we have contracted to carry out our business plan. While we believe this will provide us with sufficient staffing to develop VEN 309 and VEN 307 through the fourth quarter of 2013, we will need to hire or contract with additional qualified personnel with expertise in clinical research and testing, government regulation, formulation and manufacturing and sales and marketing to commercialize VEN 309 and VEN 307 and to develop VEN 308. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for these individuals is intense, and we cannot be certain that our search for such personnel will be successful. Attracting and retaining qualified personnel will be critical to our success.

We might not successfully manage our growth.

Our success will depend upon the expansion of our operations and the effective management of our growth, which will place a significant strain on our current and future management and other administrative and operational resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we are unable to manage our growth effectively, our business would be harmed.

We might seek to develop our business through acquisitions of or investment in new or complementary businesses, products or technologies, and the failure to manage these acquisitions or investments, or the failure to integrate them with our existing business, could have a material adverse effect on us.

We might consider opportunities to acquire or invest in other technologies, products and businesses that might enhance our capabilities or complement our current product candidates. Potential and completed acquisitions and strategic investments involve numerous risks, including potential problems or issues associated with the following:

•	assimilating the purchased technologies, products or business operations;

•	maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition or investment;

•	diversion of our management’s attention from our preexisting business;

•	maintaining or obtaining the necessary regulatory approvals or complying with regulatory standards; and

•	adverse effects on existing business operations.

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We have no current commitments with respect to any acquisition or investment in other technologies or businesses. We do not know if we will identify suitable acquisitions, whether we will be able to successfully complete any acquisitions, or whether we will be able to successfully integrate any acquired product, technology or business into our business or retain key personnel, suppliers or collaborators.

Our ability to successfully develop our business through acquisitions would depend on our ability to identify, negotiate, complete and integrate suitable target businesses or technologies and obtain any necessary financing. These efforts could be expensive and time consuming and might disrupt our ongoing operations. If we are unable to efficiently integrate any acquired business, technology or product into our business, our business and financial condition might be adversely affected.

Risks Related to Our Regulatory and Legal Environment

We are subject to extensive and costly government regulation.

Product candidates employing our technology are subject to extensive and rigorous domestic government regulation including regulation by the FDA, the Centers for Medicare and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice, state and local governments, and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record-keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import, and export of pharmaceutical products. The FDA regulates small molecule chemical entities, whether administered orally, topically or by injection, as drugs, subject to an NDA, under the Federal Food, Drug, and Cosmetic Act. If products employing our technologies are marketed abroad, they will also be subject to extensive regulation by foreign governments, whether or not they have obtained FDA approval for a given product and its uses. Such foreign regulation might be equally or more demanding than corresponding U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling our products. The regulatory review and approval process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive, and uncertain. We or our collaborators must obtain and maintain regulatory authorization to conduct clinical trials and approval for each product we intend to market, and the manufacturing facilities used for the products must be inspected and meet legal requirements. Securing regulatory approval requires submitting extensive preclinical and clinical data and other supporting information for each proposed therapeutic indication in order to establish the product’s safety and efficacy for each intended use. The development and approval process might take many years, requires substantial resources, and might never lead to the approval of a product.

Even if we are able to obtain regulatory approval for a particular product, the approval might limit the intended medical uses for the product, limit our ability to promote, sell, and distribute the product, require that we conduct costly post-marketing surveillance, and/or require that we conduct ongoing post-marketing studies. Material changes to an approved product, such as, for example, manufacturing changes or revised labeling, might require further regulatory review and approval. Once obtained, any approvals might be withdrawn, including, for example, if there is a later discovery of previously unknown problems with the product, such as a previously unknown safety issue.

If we, our collaborators, or our contract manufacturers fail to comply with applicable regulatory requirements at any stage during the regulatory process, such noncompliance could result in, among other things, delays in the approval of applications or supplements to approved applications; refusal of a regulatory authority, including the FDA, to review pending market approval applications or supplements to approved applications; untitled letter or warning letters; fines; import and export restrictions; product recalls or seizures; injunctions; total or partial suspension of production; civil penalties; withdrawals of previously approved marketing applications or licenses; recommendations by the FDA or other regulatory authorities against governmental contracts; and/or criminal prosecutions.

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We might not obtain the necessary U.S. or worldwide regulatory approvals to commercialize any product candidate.

We cannot assure you that we will receive the approvals necessary to commercialize for sale any of our product candidates, or any product candidate we acquire or develop in the future. We will need FDA approval to commercialize our product candidates in the U.S. and approvals from the FDA-equivalent regulatory authorities in foreign jurisdictions to commercialize our product candidates in those jurisdictions. In order to obtain FDA approval of any product candidate, we must submit to the FDA an NDA demonstrating that the product candidate is safe for humans and effective for its intended use. This demonstration requires significant research, pre-clinical studies, and clinical trials. Satisfaction of the FDA’s regulatory requirements typically takes many years, depends upon the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for their indicated uses. The FDA has substantial discretion in the drug approval process and might require us to conduct additional pre-clinical and clinical testing, perform post-marketing studies or otherwise limit or impose conditions on any approval we obtain. For example, in late April 2011, the FDA proposed that we include an additional one week treatment arm in our pivotal Phase III trials for VEN 309 to evaluate whether patients could be fully treated within seven days, in addition to the 14-day period we proposed testing. We agreed with the FDA and added the third arm, which increased the costs of the pivotal study.

The approval process might also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals might:

•	delay commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us; and

•	diminish any competitive advantages that we might otherwise enjoy.

Even if we comply with all FDA requests, the FDA might ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for our product candidates. Failure to obtain FDA approval of our product candidates will severely undermine our business by leaving us without a saleable product, and therefore without any source of revenues, until another product candidate could be developed or obtained. There is no guarantee that we will ever be able to develop or acquire another product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize any drugs. The risks associated with foreign regulatory approval processes are similar to the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize our product candidates for sale outside the U.S.

Even if approved, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA is subject to ongoing FDA oversight monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the NDA. Application holders must submit new or supplemental applications and obtain FDA approval for changes to the approved product, product labeling, or manufacturing process. Application holders also must submit advertising and other promotional material to the FDA and report on ongoing clinical trials. The FDA also has the authority to require changes in the labeling of approved drug products and to require post-marketing studies.

Advertising and promotional materials must comply with FDA rules in addition to other applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s cGMP requirements. Application holders must obtain FDA approval for product, manufacturing, and labeling changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs, among other activities, must comply with the anti-fraud and abuse provisions of the Social Security Act, the False Claims Act, and similar state laws, each as amended. Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and the Veteran’s Health Care Act of 1992, each as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.

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Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw product approval.

We face the risk of product liability claims and might not be able to obtain insurance.

Our business exposes us to the risk of product liability claims that are inherent in the development of drugs. If the use of one or more of our or our collaborators’ drugs harms people, we might be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others selling our products. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop. We currently do not carry clinical trial insurance or product liability insurance for VEN 307. We obtained such insurance prior to beginning the Phase III trial for VEN 309. We cannot predict all of the possible harms or side effects that might result and, therefore, the amount of insurance coverage we hold now or in the future might not be adequate to cover all liabilities we might incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our drug candidates in development, but we might be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which might materially and adversely affect our business and financial position. If we are sued for any injury allegedly caused by our or our collaborators’ products, our liability could exceed our total assets and our ability to pay the liability. A successful product liability claim or series of claims brought against us would decrease our cash and could cause the value of our common stock to decrease.

We might be exposed to liability claims associated with the use of hazardous materials and chemicals.

Our research, development and manufacturing activities and/or those of our third-party contractors might involve the controlled use of hazardous materials and chemicals. Although we will strive to have our safety procedures, and those of our contractors, for using, storing, handling and disposing of these materials comply with federal, state and local laws and regulations, we cannot completely eliminate the risk of accidental injury or contamination from these materials. In the event of such an accident, we could be held liable for any resulting damages, and any liability could materially adversely affect our business, financial condition and results of operations. In addition, the federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous or radioactive materials and waste products might require us to incur substantial compliance costs that could materially adversely affect our business, financial condition and results of operations. We currently do not carry hazardous materials liability insurance. We intend to obtain such insurance in the future if necessary.

Risks Related to Our Intellectual Property

Our patent for the concentration range of VEN 309 may not issue and our existing composition of matter patent covering VEN 309 could be invalidated.

Different concentrations of a drug are separately patentable under certain circumstances. Because of unexpected differences between concentrations of the product that were observed in the clinical program (i.e. that 0.5% concentration is superior to a 0.25% and a higher 1.0% concentration in the comprehensive reduction in hemorrhoid symptoms), which data have not been previously published, on August 23, 2010, we filed method of use patent applications in the U.S. and internationally for VEN 309, claiming a specific concentration range. The patent, which was published in March 2012, if issued, could be considered new art and provide patent protection for 20 additional years. However, if our existing composition of matter patent for VEN 309 is challenged by a third party and invalidated, and the concentration patent is never issued and even if issued is challenged by a third party, we would have only five years of U.S. data exclusivity under the Hatch-Waxman Act from the time VEN 309 is approved.

Our business depends on protecting our intellectual property.

If we and our licensor S.L.A. Pharma do not obtain protection for our respective intellectual property rights, our competitors might be able to take advantage of our research and development efforts to develop competing drugs.

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Our success, competitive position and future revenues, if any, depend in part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties. To date, we hold some exclusive patent rights, including rights under U.S. patents and patent applications as well as rights under foreign patents and patent applications. We anticipate filing additional patent applications both in the U.S. and in other countries, as appropriate. However, the patent process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our products by obtaining and defending patents. These risks and uncertainties include the following:

•	Our patent rights might be challenged, invalidated, or circumvented, or otherwise might not provide any competitive advantage;

•	Our competitors, many of which have substantially greater resources than we do and many of which might make significant investments in competing technologies, might seek, or might already have obtained, patents that will limit, interfere with, or eliminate our ability to make, use, and sell our potential products either in the U.S. or in international markets;

•	As a matter of public policy regarding worldwide health concerns, there might be significant pressure on the U.S. government and other international governmental bodies to limit the scope of patent protection both inside and outside the U.S. for disease treatments that prove successful; and

•	Countries other than the U.S. might have less restrictive patent laws than those upheld by U.S. courts, allowing foreign competitors the ability to exploit these laws to create, develop, and market competing products.

In addition, the U.S. Patent and Trademark Office and patent offices in other jurisdictions have often required that patent applications concerning pharmaceutical and/or biotechnology-related inventions be limited or narrowed substantially to cover only the specific innovations exemplified in the patent application, thereby limiting the scope of protection against competitive challenges. Thus, even if we or our licensors are able to obtain patents, the patents might be substantially narrower than anticipated.

In addition to patents, we also rely on trade secrets and proprietary know-how. Although we take measures to protect this information by entering into confidentiality and inventions agreements with our employees, scientific advisors, consultants, and collaborators, we cannot provide any assurances that these agreements will not be breached, that we will be able to protect ourselves from the harmful effects of disclosure if they are breached, or that our trade secrets will not otherwise become known or be independently discovered by competitors. If any of these events occurs, or we otherwise lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced.

Patent and other intellectual property protection is crucial to the success of our business and prospects, and there is a substantial risk that such protections will prove inadequate. Our business and prospects will be harmed if these protections prove insufficient.

Our non-compete with Amer, Dr. Sam Amer and his wife may not be enforceable.

As a condition to our purchase of VEN 309 from Amer, each of Amer, Dr. Sam Amer and his wife entered into a five-year non-compete agreement with us. The non-compete applies to the U.S. and its territories and anywhere else in the world where a patent has issued for VEN 309 and prohibits Amer, Dr. Amer and/or his wife, directly or indirectly, from owning an interest in, managing, operating, joining, controlling or participating in the ownership, management, operation or control of any profit or non-profit business or organization that conducts research, develops, formulates, tests, produces, licenses, commercializes, manufactures or distributes a product incorporating VEN 309 or any product which has the function of affecting the 5HT 2A receptor. The enforceability of non-competes is a matter of state law and courts generally look with disfavor on non-competes that are not narrowly drawn. California is particularly strict with the limitations that may be imposed by non-compete agreements and the geographic scope must be limited to the entity’s or individual’s “scope of business”. While we believe that the non-compete has been drafted to comply with California law, we cannot be certain that it will be enforced. However, Amer, Dr. Amer and his wife could challenge the non-compete in court or choose to violate it in which event we would have to sue to enforce it. Either situation would be costly, might distract the attention of our management and the court might not uphold the non-compete. Further, the milestone and royalty payments we must pay Amer are not contingent on compliance with the non-compete. If Amer, Dr. Amer and/or his wife competed against us in developing a product incorporating VEN 309, it could have a material adverse effect on our business.

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We rely on trade secret protections through confidentiality agreements with our employees, customers and other parties, and the breach of these agreements could adversely affect our business and prospects.

We rely on trade secrets, which we seek to protect, in part, through confidentiality and non-disclosure agreements with our employees, collaborators, supplies, and other parties. There can be no assurance that these agreements will not be breached, that we would have adequate remedies for any such breach or that our trade secrets will not otherwise become known to or independently developed by our competitors. We might be involved from time to time in litigation to determine the enforceability, scope and validity of our proprietary rights. Any such litigation could result in substantial cost and divert management’s attention from our operations.

If we infringe the rights of third parties we might have to forgo selling our future products, pay damages, or defend against litigation.

If our product candidates, methods, processes and other technologies infringe the proprietary rights of other parties, we could incur substantial costs and we might have to:

•	obtain licenses, which might not be available on commercially reasonable terms, if at all;

•	abandon an infringing product candidate;

•	redesign our products or processes to avoid infringement;

•	stop using the subject matter claimed in the patents held by others;

•	pay damages; and/or

•	defend litigation or administrative proceedings which might be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Any of these events could substantially harm our earnings, financial condition and operations.

Risks Related to Our Common Stock

There are interlocking relationships among us and certain affiliates of Paramount Biosciences, LLC, which might present potential conflicts of interest.

Dr. Lindsay Rosenwald is the Chairman, Chief Executive Officer and sole stockholder of Paramount BioCapital, Inc., or Paramount, and is the sole member of Paramount BioSciences, LLC. We acquired the rights to VEN 307 and VEN 308 from Paramount BioSciences who had licensed them from S.L.A. Pharma. Dr. Rosenwald individually and through entities he controls beneficially owned as of March 31, 2011 approximately 7.8% of our issued and outstanding common stock, excluding any shares issuable upon the exercise of warrants.

In consideration of his guaranteeing the $800,000 promissory note we issued to Israel Discount Bank of New York in September 2010, we entered into a letter agreement with Dr. Rosenwald whereby Dr. Rosenwald had the right to attend our board meetings, which right he had not exercised since May 2011, and to appoint two directors to our board. Dr. Rosenwald had never exercised his right to appoint those directors. This agreement was terminated effective February 22, 2012.

As of March 31, 2012, we owed Paramount Corporate Development, LLC, an affiliate of Dr. Rosenwald’s, $100,000 for services previously rendered and for which there is no due date.

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Generally, Delaware corporate law, under which we are governed, requires that any transactions between us and any of our affiliates be on terms that, when taken as a whole, are substantially as favorable to us as those then reasonably obtainable from a person who is not an affiliate in an arms-length transaction. We believe that the terms of our relationships with Dr. Rosenwald, Paramount BioSciences and their affiliates satisfy the requirement of Delaware law, but in the event that one or more parties challenges the fairness of such terms, we might have to expend substantial resources in resolving the challenge, and we can make no guarantees as to the result.

None of our affiliates, Paramount BioSciences, its affiliates or Dr. Rosenwald is obligated pursuant to any agreement or understanding with us to make any additional products or technologies available to us, nor can there be any assurance, and we do not expect and purchasers of our common stock should not expect, that any biomedical or pharmaceutical product or technology identified by such affiliates, Paramount BioSciences, its affiliates or Dr. Rosenwald in the future will be made available to us. In addition, certain of our current officers and directors or certain of any officers or directors hereafter appointed or elected might from time to time serve as officers or directors of other biopharmaceutical or biotechnology companies. There can be no assurance that such other companies will not have interests in conflict with our own.

Dr. Rosenwald could exert influence on our board of directors and the management of our company.

As of March 31, 2011, Dr. Rosenwald and his affiliates beneficially owned approximately 7.8% of our issued and outstanding capital stock, excluding any shares issuable upon the exercise of warrants. As a result, Dr. Rosenwald and his affiliates could exert significant influence on the election of our board of directors and the outcome of issues submitted to our stockholders, including any merger, consolidation, or sale of all or substantially all of our assets. The interests of Dr. Rosenwald and his affiliates might not coincide with the interests of other holders of our capital stock. This concentration of ownership may harm the value of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transaction or agreements that are not in the best interests of all stockholders.

We might not be able to maintain the listing of our common stock on the NASDAQ Capital Market.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VTUS.” We might not be able to maintain the listing standards of that exchange. If we fail to maintain the listing requirements, our common stock might trade on the OTC Bulletin Board or in the “pink sheets” maintained by Pink OTC Markets, Inc. These alternative markets are generally considered to be markets that are less efficient and less broad than the NASDAQ Capital Market.

The price of our common stock might fluctuate significantly, and you could lose all or part of your investment.

Since we went public on December 22, 2010, the price of our common stock has fluctuated between $6.00 and $21.00. Volatility in the market price of our common stock might prevent you from being able to sell your shares of our common stock at or above the price you paid for such shares. The trading price of our common stock might be volatile and subject to wide price fluctuations in response to various factors, including:

•	results of our clinical trials and other studies;

•	availability of capital;

•	future sales of our common stock;

•	sale of shares of our common stock by our significant stockholders or members of our management;

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•	additions or departures of key personnel;

•	investor perceptions of us and the pharmaceutical industry;

•	issuance of new or changed securities analysts’ reports or recommendations, or the announcement of any changes to our credit rating;

•	success or failure of our product candidates;

•	introduction of new products or announcements of significant contracts, acquisitions or capital commitments by us or our competitors;

•	threatened or actual litigation and government investigations;

•	legislative, political or regulatory developments;

•	the overall performance of the equity markets;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	general economic conditions;

•	changes in interest rates; and

•	changes in accounting standards, policies, guidance, interpretations or principles.

These and other factors might cause the market price of our common stock to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our common stock and might otherwise negatively affect the liquidity of our common stock. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our share price.

The requirements of being a public company adds to our operating costs and might strain our resources and distract our management.

As a public company, we face increased legal, accounting, administrative and other costs and expenses not faced by private companies. We are subject to the reporting requirements of the Securities Exchange Act of 1934, which requires that we file annual, quarterly and current reports with respect to our business and financial condition, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act of 2002, and the NASDAQ Capital Market, each of which imposes additional reporting and other obligations on public companies. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Complying with these requirements might divert management’s attention from other business concerns, which could have a material adverse effect on our prospects, business, and financial condition.

Additionally, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These increased costs will require us to divert a significant amount of money that we could otherwise use to develop our product candidates or otherwise expand our business. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

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We do not intend to pay dividends for the foreseeable future and our stock may not appreciate in value.

We currently intend to retain our future earnings, if any, to finance the operation and growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in shares of our common stock will depend upon any future appreciation in its value. There is no guarantee that shares of our common stock will appreciate in value or that the price at which our stockholders have purchased their shares will be able to be maintained.

Several provisions of the Delaware General Corporation Law and our Amended and Restated Certificate of Incorporation and Bylaws could discourage, delay or prevent a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of the Delaware General Corporation Law and our Amended and Restated Certificate of Incorporation and Bylaws could discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, and the market price of our common stock could be reduced as a result. These provisions include:

•	“blank check” preferred stock;

•	prohibiting us from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain provisions are met;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	the ability of our board of directors to increase its size and fill vacancies.

We will need additional financing to fund our activities in the future, which likely will dilute our stockholders.

We anticipate that we will incur operating losses for the foreseeable future. Additionally, we believe we will require substantial funds in the future to support our operations. We expect to seek equity or debt financings in the future to fund our operations. The issuance of additional equity securities, or convertible debt or other derivative securities, likely will dilute some if not all of our then existing stockholders, depending on the financing terms.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This prospectus and the documents we have filed with the SEC that are incorporated herein by reference contain such “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

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Words such as “may,” “might,” “should,” “anticipate,” “estimate,” “expect,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. Forward-looking statements represent management’s current judgment regarding future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks include, but are not limited to: risks related to costs, timing, regulatory review and results of our studies and clinical trials; our ability to obtain FDA and foreign approval of our product candidates; differences between historical studies on which we have based our planned clinical trials and actual results from those trials; our anticipated capital expenditures, our estimates regarding our capital requirements, and our need for future capital; our liquidity and working capital requirements; our expectations regarding our revenues, expenses and other results of operations; the unpredictability of the size of the markets for, and market acceptance of, any of our products, including VEN 309; our ability to sell any approved products and the prices we are able to realize; our need to obtain additional funding and our ability to obtain future funding on acceptable terms, or at all; our ability to retain and hire necessary employees and to staff our operations appropriately; our ability to compete in our industry and innovation by our competitors; our ability to stay abreast of and comply with new or modified laws and regulations that currently apply or become applicable to our business; estimates and estimate methodologies used in preparing our financial statements; and the future trading prices of our common stock and the impact of securities analysts' reports on these prices. Please also see the discussion of risks and uncertainties under “Risk Factors” above and contained in any supplements to this prospectus, and in our most recent annual report on Form 10-K, as revised or supplemented by our most recent quarterly report on Form 10-Q, as well as any amendments thereto, as filed with the SEC and which are incorporated herein by reference.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus or in any document incorporated herein by reference might not occur. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

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USE OF PROCEEDS

The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders named in this prospectus. As a result, all proceeds from the sales of the common stock will go to the selling stockholders and we will not receive any proceeds from the resale of the common stock by the selling stockholders. In the event that all of the warrants to purchase 948,378 shares of common stock, which are being registered for the account of the selling stockholders named in this prospectus, are exercised for cash, we will receive proceeds of approximately $7,217,000. We will incur all costs associated with this registration statement and prospectus.

MARKET FOR COMMON STOCK

Our common stock is traded under the symbol “VTUS” and is quoted on the NASDAQ Capital Market. The following table sets forth the high and low sales prices for shares of our common stock, as reported by NASDAQ for the periods indicated.

2010
	High		Low
First Quarter*		$—		$—
Second Quarter*	$		$
Third Quarter*	$		$
Fourth Quarter		$7.71		$6.00

	2011
	High	Low
First Quarter	$11.98	$5.75
Second Quarter	$21.00	$11.02
Third Quarter	$15.10	$7.84
Fourth Quarter	$9.94	$6.96

	2012
	High	Low
First Quarter	$12.00	$7.68
Second Quarter (through May 25, 2012)	$13.53	$8.76

*          Our common stock began trading on the NASDAQ Capital Market on December 17, 2010, on a “when-issued” basis. On December 23, 2010, the first trading day after the distribution, “when-issued” trading with respect to our common stock ended and “regular way” trading began. As a result, our stock was not listed in the first three quarters of 2010 and only listed for 10 trading days in the fourth quarter of 2010.

On May 25, 2012, the closing price for the common stock as reported on the NASDAQ Capital Market was $10.24.

As of May 11, 2012, there were approximately 120 stockholders of record, which excludes stockholders whose shares were held in nominee or street name by brokers. We believe that, when our record holders and stockholders whose shares were held in nominee or street name by brokers are combined, we have an aggregate of approximately 1,100 stockholders.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operations, capital requirements, contractual obligations and other relevant factors.

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SELLING STOCKHOLDERS

The following table sets forth the shares beneficially owned, as of April 30, 2012, by the selling stockholders (based on information in our records or information available from brokerage firms or other third-party entities) prior to the offering contemplated by this prospectus, the number of shares the selling stockholders are offering by this prospectus and the number of shares which they would own beneficially if all such offered shares are sold.

Beneficial ownership is determined in accordance with the rules of the SEC and includes generally voting and/or investment power with respect to securities. Shares of common stock subject to warrants, options or convertible stock currently exercisable or convertible, or exercisable or convertible within 60 days of April 30, 2012, are deemed outstanding for the purpose of computing the percentage beneficially owned by the person holding such warrants, options or convertible stock but are not deemed outstanding for the purpose of computing the percentage beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on 12,444,646 shares of common stock outstanding as of April 30, 2012.

Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Subject to the Sale of this Prospectus	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
Clay A. Campbell	497	*	83	414	*
Edward & Edna Elbaor Family Ltd.	928	*	155	773	*
James D. Brimer Profit Sharing Plan	596	*	99	497	*
Jon L. Brogue	696	*	116	580	*
Lester K. Ablin	497	*	83	414	*
Lori A. Bechter IRA	795	*	133	662	*
Mark Bryan	497	*	83	414	*
Mathews Investments, Inc.	497	*	83	414	*
Michael Ricks	83	*	83		*
Paul J. Reimers	497	*	83	414	*
Richard Schick	994	*	166	828	*
Trevor A. Moss	503	*	84	419	*
Klaus Kretschmer	1,490	*	248	1,242	*
The Lindsay A. Rosenwald 2000 Family Trusts Dated December 15, 2000	8,079	*	1,346	6,733	*
William Zolner	497	*	83	414	*
Wedbush Morgan Securities Cust FBO Vance Vinterella IRA SEP	199	*	33	166	*
Wedbush Morgan Securities Cust FBO Michael Bernardi IRA Contributory	397	*	66	331	*
Wedbush Morgan Securities Cust FBO Mary Jo Bruner IRA Contributory	33	*	33	—	*
Clifford J. Enten	199	*	33	166	*

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Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Subject to the Sale of this Prospectus	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
Wedbush Morgan Securities Cust FBO Donna M. Kisling IRA Contributory	199	*	33	166	*
Wedbush Morgan Securities Cust FBO Brian G. Kitchen IRA SEP	199	*	33	166	*
Robert D. Koenig and Barbara A. Koenig JTWROS	199	*	33	166	*
Wedbush Morgan Securities Cust FBO Billy R. Lowe IRA SEP	199	*	33	166	*
Jeffrey Maerschalk and Sanya Maerschalk JTWROS	199	*	33	166	*
Gerald H. Sharman	199	*	33	166	*
Wedbush Morgan Securities Cust FBO Steven Snively IRA SEP	298	*	50	248	*
Dwight M. Barhite and Linda C. Barhite JTWROS	298	*	50	248	*
Balanced Investments, LLC	1,987	*	331	1,656	*
Javier Livas	397	*	66	331	*
Mega International Corporation	5,063	*	66	4,997	*
Tokenhouse Trading Pte. Ltd.	1,490	*	248	1,242	*
Alcibiades Marvan and Leonor Plancarte	596	*	99	497	*
Burt Carlsen	199	*	33	166	*
F. Dale Lippert and Diane R. Lippert JTWRCO	199	*	33	166	*
Millennium Trust Co., LLC CUST FBO Shankar A. Rajamoney, Rollover IRA	994	*	166	828	*
The James Dale Skelton Trust UTD 7/23/2001, James Dale Skelton Trustee	199	*	33	166	*
Wedbush Morgan Securities Cust FBO Stan Bell IRA SEP	199	*	33	166	*
David Pons	66	*	66		*
Driver Investments Limited Partnership	497	*	83	414	*

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Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Subject to the Sale of this Prospectus	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
IRA FBO Stefan Shoup Trad IRA Pershing LLC as Custodian	477	*	80	397	*
TD Ameritrade Clearing Corp FBO Robert Hammond IRA Account 928-925626	497	*	83	414	*
Equity Trust Company d.b.a. Sterling Trust, Cust FBO Mark Alan Goosman	166	*	166	—	*
Equity Trust Company d.b.a. Sterling Trust, Cust FBO Mark Alan Goosman	166	*	166	—	*
The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000	17,478	*	17,478	—	*
James P. Edmonds	17,478	*	17,478	—	*
Starlight Investment Holdings, Ltd.	39,642	*	8,739	30,903	*
J. Jay Lobell	28,093	*	8,739	19,354	*
Corey L. Chavous	12,672	*	12,672	—	*
Veraison BioFund GP, LLC	4,369	*	4,369	—	*
Leba Investments L.P.	2,622	*	2,622	—	*
Paul J. Hegener	1,748	*	1,748	—	*
Pacific Speed Limited Partnership	1,748	*	1,748	—	*
The Sarazin Company, Inc., Profit Sharing Plan	1,748	*	1,748	—	*
Ron Phillips	1,311	*	1,311	—	*
The Jack and LeAnne Miller Family Trust	2,185	*	2,185	—	*
Beechwood Ventures LLC	1,748	*	1,748	—	*
Tisu Investments, Ltd.	8,738	*	8,738	—	*
Kanter Family Foundation	874	*	874	—	*
Brentwood Properties, LLC	1,748	*	1,748	—	*
The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000	8,738	*	8,738	—	*
The Lindsay A. Rosenwald 2000 Family Trusts dated December 15, 2000	2,184	*	2,184	—	*
Jennifer Ehrhardt	6,403	*	6,403	—	*
Scott Katzmann	2,823	*	2,823	—	*
American Portfolios, Inc.	806	*	806	—	*
Eagle Advisors	1,344	*	1,344	—	*
Benjamin Brissi	6,280	*	6,280	—	*

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Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Subject to the Sale of this Prospectus	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
Robert W. Halprin and Jacqueline B. Halprin Family Trust established 3/28/85	1,042	*	1,042	—	*
Avraham Tahari and Susan Tahari	33,710	*	8,334	25,376	*
Marc Naddell and Cathy Peng	8,427	*	2,083	6,344	*
Richard T. Horowitz	2,083	*	2,083	—	*
Carl Baylis	4,214	*	1,042	3,172	*
Dallas L. and Lois J. Wuethrich	2,083	*	2,083	—	*
Donald Schieble	4,167	*	4,167	—	*
Stephen E. Budorick	4,167	*	4,167	—	*
Guy Bradley Brown	25,282	*	6,250	19,032	*
Global Nesting Capital, LLC	4,167	*	4,167	—	*
William S. Silver	4,167	*	4,167	—	*
Trevor and Tonia Wuethrich	2,083	*	2,083	—	*
Tayt D. Wuethrich	2,083	*	2,083	—	*
Cynergy Healthcare Investors Fund, LLC	49,090	*	8,333	40,757	*
Baiju C. Gohil	2,083	*	2,083	—	*
Dyke Rogers	16,855	*	4,167	12,688	*
Applebaum Family Ltd. Partnership	2,083	*	2,083	—	*
Greg Dawe	4,167	*	4,167	—	*
Ronald L. Young	2,083	*	2,083	—	*
Roger Nesbitt	41,667	*	41,667	—	*
S E Scrap Investments, Inc.	4,167	*	4,167	—	*
Perry M. Sutaria	2,083	*	2,083	—	*
Linden Growth Partners Master Fund LP	43,750	*	43,750	—	*
Burstein & Lindsay Securities Corp.	4,167	*	4,167	—	*
Notzer Chesed	2,083	*	2,083	—	*
Steven Moger	4,167	*	4,167	—	*
John O. Dunkin	4,167	*	4,167	—	*
Neel B. and Martha N. Ackerman	16,667	*	16,667	—	*
Peter Beck Revocable Trust	8,334	*	8,334	—	*
Christopher C. Dewey	4,167	*	4,167	—	*
Rossi Motors, Inc.	2,083	*	2,083	—	*
Paul Breglio	2,083	*	2,083	—	*
Bartholomew Murphy	8,334	*	2,083	6,251	*
Global Paramount BioFund, LP	16,667	*	16,667	—	*

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Selling Stockholder(1)	Number of Shares of Common Stock Beneficially Owned Before Any Sale	% of Class	Number of Shares of Common Stock Subject to the Sale of this Prospectus	Shares of Common Stock Beneficially Owned After Sale of All Shares of Common Stock Pursuant to this Prospectus(1)
				Number of Shares	% of Class
Thomas J. Jones III	8,334	*	2,083	6,251	*
Venturetek LP	8,334	*	8,334	—	*
Wayde Walker	25,314	*	6,560	18,754	*
Paramount BioSciences, LLC(2)	1,271,084	9.9	187,507	—	*
S.L.A. Pharma	13,605	*	13,605	—	*
Annette Cassella	1,500	*	1,500	—	*
Daniel Claps	1,500	*	1,500	—	*
David Ledoux	3,078	*	3,078	—	*
David Rich	314	*	314	—	*
Eric James	3,500	*	3,500	—	*
Eric Lyon	1,250	*	1,250	—	*
Glenn Hechler	500	*	500	—	*
Joon Rhee	633	*	633	—	*
Marc Goldstein	2,579	*	2,579	—	*
Michael Mullen	39,525	*	39,525	—	*
Nathaniel Clay	2,174	*	2,174	—	*
Roger Monteforte	1,337	*	1,337	—	*
Russ Zalatimo	955	*	955	—	*
Stephen Jones	287	*	287	—	*
John Holly Sr.	1,250	*	1,250	—	*
Vincent D’Albora	1,500	*	1,500	—	*
William Braun	77	*	77	—	*
Rodman & Renshaw	60,642	*	60,642	—	*
OTA LLC	20,000	*	20,000	—	*
Alger Boyer	10,000	*	10,000	—	*
Noam Rubinstein	5,000	*	5,000	—	*
Jainal Bhuiyan	2,958	*	2,958	—	*
National Securities Corporation(2)	1,271,084	9.9	118,581	—	*
Timothy Hofer	98,481	*	98,481	—	*
Total	2,130,069	15.9%	948,378	216,695	1.7%

*	Less than 1%.

(1)	Assumes that each selling stockholder will sell all of its shares of common stock subject to sale pursuant to this prospectus. There is no assurance that any selling stockholder will sell all or any of its shares of common stock.

(2)	Based on information contained in Schedule 13G filed with the SEC on April 2, 2012 by Lindsay A. Rosenwald, M.D., consists of (i) 116,075 shares held by Dr. Rosenwald, (ii) 797,785 shares of common stock and 187,507 shares of common stock underlying warrants held by Paramount BioSciences, LLC, of which Dr. Rosenwald is the sole member, (iii) 51,136 shares held by Capretti Grandi, LLC, an affiliate of Dr. Rosenwald, and (iv) 118,581 shares issuable upon the exercise of warrants held by National Securities Corporation, an affiliate of Dr. Rosenwald. Does not include 6,733 shares of common stock and 1,347 shares of common stock underlying warrants held by a trust established for the benefit of Dr. Rosenwald’s children, or 64,515 shares of common stock and 28,400 shares issuable upon the exercise of warrants held by four trusts established for the benefit of Dr. Rosenwald and his family. Dr. Rosenwald disclaims beneficial ownership of the excluded shares, except to the extent of his pecuniary interest therein. For purposes of the table, no shares are shown as beneficially held by either Paramount BioSciences, LLC or National Securities Corporation after the assumed sale of all shares subject to the warrants held by each of those entities because the shares subject to the warrants are the only shares held by each of those entities and the shares held by Dr. Rosenwald and his other affiliates would no longer be deemed beneficially held by either Paramount BioSciences, LLC or National Securities Corporation.

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We have included the shares listed above in the registration statement of which this prospectus is a part pursuant to the following agreements:

•	A warrant agreement dated December 21, 2007, between us and Paramount BioCapital, Inc. We entered into this agreement in connection with the closing of the convertible note financing on December 21, 2007. Pursuant to that certain Note Purchase Agreement, we agreed to use our reasonable best efforts to register the shares issuable upon exercise of the warrants issued to the placement agent in the offering. Pursuant to the terms of this agreement, we are obligated to keep this registration statement effective until all of the warrant shares and any shares of Common Stock issuable under this agreement have been sold under a registration statement or pursuant to Rule 144;

•	Subscription agreements dated June 13, 2008, July 10, 2008, July 28, 2008, August 20, 2008, and September 11, 2008, between us and various investors. We entered into this agreement in connection with the closing of our 2008 private placement, in which we sold 298,263 shares of our Common Stock. Pursuant to this agreement, we agreed to use our reasonable best efforts to register the shares issuable upon exercise of the warrants issued to investors in the offering. Pursuant to the terms of this agreement, we are obligated to keep this registration statement effective until all registrable shares may be sold pursuant to Rule 144 without restriction;

•	A note and warrant purchase agreement dated January 23, 2009, March 25, 2009, June 1, 2009, and June 24, 2009, between us and Paramount Credit Partners, LLC. We entered into this agreement in connection with the closing of a promissory note financing agreement dated January 23, 2009, March 25, 2009, June 1, 2009, and June 24, 2009. Pursuant to this agreement, we agreed to use our best efforts to register the shares issuable upon exercise of the warrants issued to Paramount Credit Partners, LLC in the offering. Pursuant to the terms of this agreements, we are obligated to keep this registration statement effective until all registrable shares may be sold pursuant to Rule 144 without restriction;

•	Subscription agreements dated February 26, 2010, March 31, 2010, and May 6, 2010, among us and various investors. We entered into those agreements in connection with the closing of our 2010 convertible note financing agreement. Pursuant to those agreements, we agreed to use our best efforts to register the shares issuable upon exercise of the warrants issued to investors in the offering. Pursuant to the terms of those agreements, we are obligated to keep this registration statement effective until all registrable shares may be sold pursuant to Rule 144 without restriction;

•	Placement agent warrant agreements dated February 26, March 31 and May 1, 2010, as amended on October 28 and November 30, 2010, between us and National Securities Corporation. We entered into this agreement in connection with the closing of our 2010 convertible note financing. Pursuant to the terms of those agreements, we are obligated to keep this registration statement effective until all registrable shares may be sold pursuant to Rule 144 without restriction;

•	An underwriter’s warrant agreement dated December 22, 2010 between us and each of Rodman & Renshaw, LLC and National Securities Corporation. We entered into those agreements in connection with the closing of our initial public offering of our common stock. Pursuant to those agreements, we agreed to use our reasonable best efforts to register the shares issuable upon exercise of the warrants issued to underwriters in the offering. Pursuant to the terms of the warrant agreements, we are obligated to keep this registration statement effective for at least 12 consecutive months from the date that the warrant holders are first given the opportunity to sell the securities underlying the warrants; and

•	A warrant agreement dated May 11, 2010, as amended July 19, 2010, between us and a consultant. Pursuant to the terms of those agreements, we are obligated to keep this registration statement effective until all registrable shares may be sold pursuant to Rule 144 without restriction.

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We also have included in the shares listed above 13,605 shares subject to a warrant held by S.L.A. Pharma although we are under no obligation to do so.

PLAN OF DISTRIBUTION

We anticipate that the selling stockholders and their pledgees, donees, transferees and other successors-in-interest may sell all or a portion of the shares offered by this prospectus from time to time on securities exchanges or in private transactions, at fixed prices, at market prices prevailing at the time of sale, at prices reasonably related to the market price or at negotiated prices. Sale of the shares offered by this prospectus may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	sales to one or more brokers or dealers as principal, and resale by those brokers or dealers for their account, including resales to other brokers and dealers;

•	block trades in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	privately negotiated transactions with purchasers;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	settlement of short sales entered into after the date of this prospectus;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. No such broker-dealer will receive compensation in excess of that permitted by NASD Rule 2440 and IM-2440. In no event will any broker-dealer receive total compensation in excess of 8%. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that agent, dealer or broker-dealer under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

35

We are not aware as of the date of this prospectus of any agreements between any selling stockholder and any broker-dealers regarding the sale of the shares offered by this prospectus, although we have made no inquiry in that regard. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

We will file, during any period during which we are required to do so under our registration rights agreement with Lambda Investors, one or more post-effective amendments to the registration statement of which this prospectus is a part to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information in this prospectus.

Any selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act. Any broker, dealer or other agent executing a sell order on behalf of a selling stockholder may be considered to be an underwriter within the meaning of the Securities Act, in which case commissions received by any of these brokers, dealers or agents and profit on any resale of the shares may be considered to be underwriting commissions under the Securities Act.

The selling stockholders may also sell shares under Rule 144 of the Securities Act, if available, rather than under this prospectus.

All costs, fees and expenses of registration incurred in connection with the offering will be borne by us. All selling and other expenses incurred will be borne by the selling stockholders. We have agreed to indemnify certain of the investors against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

CERTAIN PROVISIONS OF DELAWARE LAW AND OF THE COMPANY’S CERTIFICATE OF
INCORPORATION AND BYLAWS

Certain provisions of Delaware law and our Certificate of Incorporation and Bylaws discussed below may have the effect of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt. These provisions are expected to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increasing our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware anti-takeover law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the board of directors approves beforehand either the business combination or the transaction in which the stockholder became an interested stockholder;

•	when the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain shares owned by employee benefits plans; or

•	on or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized by the affirmative vote of at least 66 2/3% of the voting stock of the corporation at an annual or special meeting of stockholders.

36

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder (other than proportionately as a stockholder of the corporation). Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

The existence of Section 203 of the Delaware General Corporation Law would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Charter Documents

Our Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of our company. First, the Bylaws provide that all stockholder action must be effected at a duly called meeting of stockholders and not by a consent in writing. Further, our Bylaws limit who may call special meetings of the stockholders. Our Certificate of Incorporation does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our Bylaws provide that the number of directors on our board, which may range from three to nine directors, shall be exclusively fixed by our board, which has set the number of directors at five. Newly created directorships resulting from any increase in our authorized number of directors and any vacancies in our board resulting from death, resignation, retirement, disqualification or other cause (including removal from office by a vote of the shareholders) will be filled by a majority of our board then in office. Finally, our Bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals. These and other provisions of our Certificate of Incorporation and Bylaws and Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control or management of our company.

LEGAL MATTERS

The validity of the common stock being offered hereby will be passed upon by Wyrick Robbins Yates & Ponton, LLP, Raleigh, North Carolina.

EXPERTS

The balance sheets of Ventrus Biosciences, Inc. as of December 31, 2011 and 2010 and the related statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and for the period from October 7, 2005 (inception) to December 31, 2011 have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such financial statements have been incorporated herein by reference in reliance on the report of EisnerAmper LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. Our common stock is listed on the NASDAQ Capital Market, and you can read and inspect our filings at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

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This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

 The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC with respect to the securities being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the securities being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed above in “Where You Can Find More Information.” The documents we are incorporating by reference are:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 14, 2012;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the SEC on May 9, 2012;

•	our Current Reports on Form 8-K filed with the SEC on January 9, January 13, January 20, February 13, March 5, March 22, April 30, May 7, May 14, May 14 and May 16, 2012;

•	our definitive proxy solicitation materials filed with the SEC on April 9, 2012;

•	the description of our common stock contained in our registration statement on Form 8-A (File No. 001-35005) filed with the SEC on December 10, 2010, including any amendment or report filed for the purpose of updating such description; and

•	all of the filings pursuant to the Securities Exchange Act of 1934, as amended, after the date of the filing of the original registration statement and prior to the effectiveness of the registration statement.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, before the date our offering is terminated or completed are deemed to be incorporated by reference into, and to be a part of, this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Ventrus Biosciences, Inc., Attention: David J. Barrett, 99 Hudson Street, 5th Floor, New York, New York 10013, (646) 706-5208.

You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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